

CHOICE + WYNDHAM

A Pro-Competitive, Pro-Franchisee Combination

Delivering Meaningful Benefits to Franchisees, Enabling Them to Compete More Effectively in Increasingly Competitive Lodging Sector

Wyndham Shareholders Deserve a Board Focused on Good Governance and Its Fiduciary Duty to Drive Shareholder Value

MEET CHOICE'S NOMINEES ›

A Win for All Stakeholders

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Engagement with Wyndham

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Clear Path to Completion

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Director Nominees

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Support for the Combination

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Additional Materials

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INVESTOR RELATIONS

Choice Hotels International Inc.
Investor Relations
ir@choicehotels.com

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Questions About the Combination?


A Win for Both Companies' Stakeholders

Franchisees Win with the 3 L's:

Lower Costs

Helps Lower Total Cost of Hotel Operations for Franchisees

Nearly doubles the resources available to spend on marketing – a combined $1.2 billion, helping drive more lower cost direct bookings to hotels

Delivers more business to franchisees through lower customer acquisition commissions and fees and lower hotel operating costs and technology-driven labor efficiencies

Less Reliance on OTAs

Lessens Reliance on Online Travel Agencies (OTAs)

Top-line growth driven by increases in brand marketing spend and greater customer reach through expanded rewards program, which would be on par with the top two global programs in hospitality

Better equips franchisees to compete against well-capitalized hotel chains and OTAs, which represent over 50% of all online hotel bookings

Drives more guests through lower-cost direct channels, thus lowering operating costs and providing direct savings for franchisees

Leveraging Technology

Delivers Best-In-Class Technology Platform

Accelerates development of award-winning technology, maximizing opportunities from AI, cloud computing and mobile, to help franchisees maximize profitability

Allows for additional investment and innovation in proprietary technology systems, processes and training at the hotel and corporate level

Creates more robust digital platform for the combined rewards program, with over 160 million members, that would be on par with the top two players in the industry

Choice Has a Proven Track Record of Successfully Integrating Hotel Brands

Completed Radisson integration in just 16 months, demonstrating Choice's expertise in acquiring and integrating hotel brands

Radisson franchisees are already seeing significant increases in total digital traffic, direct bookings and direct bookings revenue

Since completing the integration, total digital direct bookings for Radisson and Choice brands are up 5%, and total digital direct bookings for legacy Radisson brands are up 28%

Since acquiring WoodSpring, Choice has grown the brand's lead and solidified itself as a preeminent brand in extended stay

Confident in ability to successfully integrate Wyndham, much like successful and timely integrations of Radisson and WoodSpring

Builds on Choice's Commitment to Supporting Franchisees' Needs

Over the last decade, Choice has tripled the number of rewards program members and raised direct booking contribution to hotels by 50%

Combination helps lower operating costs at a time when franchisees are facing rising wages, interest rates, insurance premiums and taxes

Choice has industry-leading voluntary retention rate of 98%, which shows that our hotel owners and operators know the value of the Choice business delivery engine

> "A deal makes a lot of sense for both Wyndham and Choice from a franchisee perspective and an ownership standpoint. There are lots of financial synergies in this deal - the franchisees are going to get a significant amount of coordination between what can be done with the increase in the revenue capabilities"
>
> Mike Leven
>
> CO-FOUNDER, THE ASIAN AMERICAN HOTEL OWNERS ASSOCIATION (AAHOA)

Offers Wyndham Shareholders More Value and Flexibility

Represents a Substantial Premium

Equates to a 30% premium to Wyndham's closing share price of $69.10, as of October 16, 2023

Reflects a 14.9x multiple, as of October 16, 2023, of Wyndham's consensus 2023 adjusted EBITDA estimate, a forward multiple Wyndham has never achieved, absent COVID disruptions

Anticipates Meaningful Annual Run-Rate Synergies

Estimated at approximately $150 million, through the rationalization of operational redundancies, duplicate public company costs and topline growth potential

Delivers Meaningful Benefits to Wyndham Shareholders

Benefit from Choice's historically 3x higher EBITDA multiple on a go-forward basis and receive deferred tax treatment on their stock consideration

Two seats on the combined company's board and the opportunity to participate in the significant upside potential

Cash / stock consideration mechanism enabling Wyndham shareholders to choose between immediate upfront proceeds or long-term value creation, subject to a customary proration mechanism

Potential future ~$2 billion of value creation expected from $150 million run-rate synergies

Creates Additional Capacity to Further Support Choice's Revenue Intense Strategy

Ultimately helps drive growth across organic revenue levers

Generates Predictable High Free Cash Flow

Asset-light, fee-for-service model provides resiliency through all economic cycles, enabling additional investments for future growth

Additional Provisions Protect Wyndham Shareholders from Risk

In a proposal made privately to Wyndham on November 14, 2023, Choice offered to provide a reverse termination fee of $435 million to shield shareholders from financial risk in the unlikely event required regulatory approval is not timely received

In that same proposal, to further protect shareholders, Choice offered to implement a regulatory ticking fee of 0.5% of the total equity purchase price per month, accruing daily after the one-year anniversary of the signing of definitive agreements

Guests Win with More Lodging Options and Value

Creates Enhanced Guest Benefits and More Robust Rewards Program

Provides more opportunities to earn / redeem points through expanded benefits and rewards system — on par with top two global hospitality rewards programs

Will offer best-in-class program benefits through partnerships and compelling hotel redemption options

Continues to Meet the Needs of the Value-Driven Traveler

Combination would not impact room rates for guests as franchisees will continue to control pricing

Provides travelers with more hotel options on one website to find a hotel in the right location at the right price point

Delivers More Personalized and Frictionless Shopping Experience

Improved data analytics would enable the combined company to personalize communications and tailor recommendations to best meet the needs of the up to 180 million combined rewards program members

Increased investment in seamless reservation system that provides guests with a more effective and efficient booking and shopping experience

Associates Win with Expanded Opportunities and Increased Stability

Offers the ability to retain and attract best-in-class talent to one of the world's premier hotel companies focused on employee well-being, bringing together a wide range of experience and deep industry expertise

Provides more opportunities for advancement and career growth as part of a larger, more diversified organization

Combines two performance-driven cultures with a continued emphasis on associate development and growth

INVESTOR RELATIONS

Choice Hotels International Inc.
Investor Relations
ir@choicehotels.com



Choice's Extensive Efforts to Engage with Wyndham in Good Faith

In October 2023, following nearly six months of attempts to work constructively with Wyndham towards a mutually acceptable agreement, Choice was left with no other option but to make its proposal public after Wyndham decided to disengage.

Since then, Choice has continued to take actions to address Wyndham's concerns. Despite these efforts, which included adding significant regulatory protections for Wyndham shareholders, Wyndham has continued to rebuff our efforts and refused to meaningfully engage.

We believe there is too much value for both companies' shareholders and other stakeholders to not continue pursuing this transaction, and are exercising all possible options to move forward with this compelling combination.

JANUARY 22, 2024

Choice proposes a full slate of independent, highly qualified individuals to stand for election at Wyndham's 2024 Annual Shareholder meeting.

JANUARY 11, 2024

Choice receives anticipated Request for Additional Information and Documentary Materials from the FTC. Choice expects to continue cooperating with the FTC during the Second Request process, and remains confident that it can complete the combination within a one-year customary timeframe.

DECEMBER 20, 2023

Choice responds to Wyndham Board's recommendation that its shareholders reject the exchange offer, noting that Wyndham has sought to threaten shareholders' ability to realize value and their Board continues to not be forthcoming. Choice also shares that it has engaged with dozens of Wyndham shareholders, many of whom have consistently expressed support for the transaction.

DECEMBER 17, 2023

Despite representatives of Wyndham indicating that Choice's proposed construct for the reverse termination fee would be acceptable, representatives abruptly end discussions and Wyndham fails to disclose said discussions in its Schedule 14d-9 later filed on December 19.

DECEMBER 12, 2023

Choice launches an exchange offer to present its compelling offer directly to Wyndham shareholders and announces that it is filing the Hart-Scott-Rodino ("HSR") notification in order to begin the required regulatory review. Choice also discloses that it has already met with the FTC on a voluntary basis to discuss the pro-competitive nature of the transaction. Representatives of Wyndham then contact representatives of Choice to engage in discussions regarding a potential transaction and regulatory protections. Choice and its representatives engage in good faith discussions.

Representatives of Wyndham then contact representatives of Choice to engage in discussions regarding a potential transaction and regulatory protections. Choice and its representatives engage in good faith discussions.

NOVEMBER 21, 2023

Wyndham publicly rejects the proposed terms instead of discussing the terms of the proposal with Choice.

NOVEMBER 14, 2023

Choice makes a proposal privately to Wyndham, which includes certain additional protections for Wyndham shareholders, as Wyndham publicly stated they desired.

OCTOBER 25, 2023

Choice issues a press release calling on Wyndham to engage in discussions so that shareholders of both companies can benefit from the compelling combination.

SEPTEMBER 2023

Choice and Wyndham Board Chairs continue engagement, along with each of their respective financial and legal advisors. Wyndham acknowledges the strategic rationale of the proposed combination and that terms are within a negotiable range but raises concerns regarding the need to confirm the value of Choice stock and regarding the potential timing for obtaining regulatory approvals.

In response, Choice proposes, and Wyndham agrees, to enter into a one-way, short-term nondisclosure agreement (NDA) to facilitate Choice providing information that would address Wyndham's concerns.

Choice provides Wyndham with a draft one-way, short-term NDA on September 8, 2023, made its external counsel available for several discussions, and indicated its willingness to agree to a regulatory risk allocation mechanism on market terms.

During a follow-up call between the Chair of each company's Board and respective advisors, Wyndham makes clear its unwillingness to proceed with further discussions.

JUNE – AUGUST 2023

Choice and Wyndham Board Chairs and CEOs meet in person.

Choice responds to concerns raised by Wyndham and sends a final letter to its Board of Directors, increasing the per-share consideration to $90.00, comprising 55% cash and 45% Choice stock. Choice also includes an election mechanism for Wyndham shareholders, which would enable them to choose either all cash, all Choice stock or a combination of cash and Choice stock consideration, subject to a customary proration mechanism.

MAY 2023

Wyndham rejects the proposal, leading Choice to submit another proposal increasing the per-share consideration to $85.00, with 55% cash and 45% Choice stock.

Choice also offers Wyndham an opportunity to participate in the combined company's board by appointing two mutually agreed upon Wyndham-designated independent directors.

Wyndham rejects the updated proposal and refuses to engage in further discussions after which Choice sent another letter refuting inaccurate assertions in their response.

Choice continues to seek engagement with Wyndham, explaining that further discussions could clarify Wyndham's hesitation to proceed.

APRIL 28, 2023

Choice sends its initial letter to Wyndham regarding a potential transaction, proposing to acquire Wyndham for $80.00 per share, comprising 40% cash and 60% Choice stock. The proposal represented a 20% premium to the closing price of Wyndham common stock on April 27, 2023, and a 19% premium over Wyndham's 30-day volume-weighted average share price as of such date.

Choice's previous correspondence with Wyndham:

November 14, 2023 Letter	Download PDF
August 21, 2023 Letter	Download PDF
May 31, 2023 Letter	Download PDF
May 15, 2023 Letter	Download PDF
April 28, 2023 Letter	Download PDF



Clear Path to Transaction Completion

Choice remains confident in its ability to obtain all required regulatory approvals for this pro-competitive combination within a one-year customary timeframe

Choice continues to make progress on the regulatory approval process with the U.S. Federal Trade Commission.

Wyndham's Antitrust Campaign is Based on Misinformation

Wyndham has Claimed to Tell the "Real Antitrust Story" but Instead has Wrongly:

- Narrowed and manipulated "relevant markets"
- Ignored all independent hotels
- Asserted that the biggest three hotel companies cannot hope to compete for franchisees
- Downplayed key new competitive brands
- Claimed a two-year timeframe for FTC clearance

But Wyndham's "Antitrust Story" is Just That: A Story. The Fact-Based Truth is:

- Antitrust enforcers have **already rejected Wyndham's purported relevant market** in approving the Marriott-Starwood combination
- **Independents are ~45% of hotels** in the U.S., and the most common switching is back and forth between a franchise brand and being independent
- There are **9+ competitors** in Wyndham's supposed relevant market, and Marriott, Hilton and IHG have fully committed to competing in that market
- Combining Choice and Wyndham would help **hotels counteract market power** and high commissions extracted by **dominant OTAs: Expedia and Booking**
- FTC reviews of domestic deals don't typically last two years — and it is **Wyndham's intransigence that could delay the already underway FTC process** beyond one year

Despite Wyndham's disinformation campaign and blatant mischaracterization of the lodging industry, we maintain that this combination would bring more competition to the marketplace.

Wyndham is hinging its argument on a manipulated version of the lodging industry, fabricated to drive unsubstantiated antitrust concerns

Overlooks that Choice and Wyndham account for only 10% of U.S. room revenue

Ignores intense competition between hotel brands for guests and franchisees and the fact that existing brands regularly move up and down STR chain scales

Further ignores independent hotels, which comprise approximately 45% of the market

Overly narrow definition of the market is contradicted by clear legal and regulatory precedent and has already been rejected by antitrust enforcers in their approval of the Marriott Starwood combination

Wyndham's improperly constrained market definition still includes nine other major competitors, including Marriott, Hilton and IHG

Implies that even the biggest hotel companies would be unable to compete with the combined company for franchisees even though these companies' brands are already competing in the market

Ignores the many new and legacy competing brands that are rapidly growing in the STR midscale and economy segments

Combination would leave the combined company well positioned to compete in increasingly competitive landscape


Director Nominees

Independent, Highly Qualified Individuals Standing for Election at Wyndham's 2024 Annual Meeting

Wyndham shareholders have the opportunity to send a clear message to the Wyndham Board by supporting these nominees.

This slate comprises proven business leaders with extensive experience across multiple sectors and expertise in corporate governance. Wyndham shareholders deserve independent directors who will make decisions with shareholders' best interests in mind.



Barbara Bennett

FOUNDER AND PRINCIPAL EXECUTIVE OF BENNETT WEST LLC

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Emanuel Pearlman

FOUNDER, CHAIR AND CEO, LIBERATION INVESTMENT GROUP

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Fiona P. Dias

FORMER CHIEF STRATEGY OFFICER, SHOPRUNNER

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James Nelson

CEO, GLOBAL NET LEASE, INC. (NYSE: GNL)

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Jay Shah

EXECUTIVE CHAIR OF THE BOARD OF TRUSTEES OF HERSHA HOSPITALITY TRUST

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Nana Mensah

FOUNDER, CHAIR AND CEO, XPORTS INC.

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Susan Schnabel

CO-MANAGING PARTNER OF APRIORI CAPITAL PARTNERS

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William Grounds

PRINCIPAL, BURRANEER CAPITAL ADVISORS

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Support for the Combination

December 12, 2023
CNBC
Choice Hotels CEO Patrick Pacious and CNBC's David Faber discussed how Choice's exchange offer is empowering Wyndham shareholders to voice their support for the transaction.


CHOICE HOTELS CEO ON WYNDHAM BID

Questions About the Combination?

Click here to watch Choice Hotels CEO, Patrick Pacious on Squawk Box

December 12, 2023

YAHOO FINANCE

Choice Hotels CEO Patrick Pacious spoke with Brian Sozzi and Madison Mills on Yahoo! Finance about Choice's exchange offer to acquire all outstanding shares of Wyndham Hotels & Resorts.


CHOICE CEO: WE FEEL GOOD ABOUT THE
GROWTH OF OUR COMPANY IN 2024
yahoo!

Click here to watch Choice Hotels CEO, Patrick Pacious on Yahoo! Finance

November 10, 2023

CNBC

Choice Hotels CEO Patrick Pacious, Choice Hotels Chairman Stewart Bainum and Baron Capital CEO Ron Baron sat down with Andrew Ross Sorkin on CNBC to touch on the pro-competitive and transformative proposal that is on the table for both Choice and Wyndham stakeholders.


LIVE
SQUAWK BOX
PATRICK PACIOUS
CHOICE HOTELS INTERNATIONAL CEO

Click here to watch Choice Hotels CEO, Patrick Pacious on Squawk Box

October 19, 2023

YAHOO FINANCE

Choice Hotels CEO Patrick Pacious spoke with Brian Sozzi on Yahoo! Finance about the shareholder- and franchisee-friendly proposal to combine with Wyndham Hotels & Resorts.


yahoo!
CHOICE CEO: WYNDHAM BID A REAL
OPPORTUNITY FOR SHAREHOLDERS

Click here to watch Choice Hotels CEO, Patrick Pacious on Yahoo! Finance

Analysts

January 21, 2024
Michael J. Bellisario
BAIRD

"A Choice-Wyndham merger makes strategic sense. We continue to see the merits of a combined company – 'bigger is better' in the hotel franchising business."

October 17, 2023
Michael J. Bellisario and Daniel Hogan
BAIRD

"Strategically, we continue to believe a merger makes long-term sense..."

"The ball is in Wyndham's court now; management needs to outline a stand-alone path to ~$90/share, in our opinion."

October 17, 2023
Ian Zaffino and Isaac Sellhausen
OPPENHEIMER

"In an offer we find attractive to WH shareholders, CHH announced a proposal to acquire WH for $90/share (55% cash, 45% CHH stock)."

"While the size of the combined company could bring some regulatory scrutiny, we note the Marriott-Starwood deal faced few obstacles from US regulators under the Obama administration. Further, since then, the vacation rental industry has continued to grow and has increased what can be used to define the market size."

October 18, 2023
Shaun C. Kelley, Dany Asad and Julie Hoover
BANK OF AMERICA

"...[t]he math works and would be materially accretive to Choice at a premium above WH's current price."

October 17, 2023
Dan Wasiolek
MORNINGSTAR

"We think narrow-moat Choice's hostile bid for narrow-moat Wyndham would, if completed, make a combined entity more competitive than each of them is on a stand-alone basis as scale entices both third-party owners and travelers to join operator ecosystems in the hotel industry."

"From a regulatory standpoint, we think the deal is likely to clear. The combined company's 4% revenue share would still trail Hilton's 6% and Marriott's 9%. And while the merged entity would have the leading presence in budget hotels, it would just be on equal footing with Hilton and Marriott in midscale, and still in a nascent position in the upscale and luxury segments."

October 17, 2023
Jamie Rollo, Stephen W Grambling, Ed Young and James S Harden
MORGAN STANLEY

"Historically, major transactions (e.g. Marriott-Starwood, Accor-FRHI) have led to material SG&A savings as well as commission savings for owners from OTA renegotiations."

Media

January 22, 2024
Choice Hotels nominates board directors in hostile Wyndham bid
Anirban Sen
REUTERS

"A deal makes a lot of sense for both Wyndham and Choice from a franchisee perspective and an ownership standpoint. There are lots of financial synergies in this deal - the franchisees are going to get a significant amount of coordination between what can be done with the increase in the revenue capabilities,' said Mike Leven, who co-founded the Asian American Hotel Owners Association (AAHOA)."

December 11, 2023
Comfort Inn's owner doubles down on its hostile takeover bid for the company that owns Days Inn
Jordan Valinsky
CNN

"If a deal is reached, the merger still needs regulatory approval. A combined company could help it compete against its larger rivals, like Hilton and Marriott."

October 26, 2023
Wyndham comes out swinging against 'desperate' $8B takeover offer from Choice Hotels
Cameron Sperance
THE POINTS GUY

"There are several aspects of the potential Wyndham and Choice marriage that make sense. It combines the two key players in the budget and midscale hotel sector, a segment that is beginning to catch the attention of heavy hitters like Marriott International, Hilton, IHG Hotels & Resorts and Hyatt."

October 17, 2023
Choice Hotels Unveils $7.8 Billion Takeover Offer For Wyndham
Lauren Thomas and Will Feuer
THE WALL STREET JOURNAL

"Choice is no stranger to mergers and acquisitions."

"A merger of the two companies would also position the combined company to compete against much larger lodging rivals Marriott and Hilton, which cater more to higher-end travelers."

October 17, 2023
Choice Hotels aims to acquire Wyndham in $7.8 billion hostile takeover
Cameron Sperance
THE POINTS GUY

"Choice and Wyndham joining forces makes sense in a world where companies like Hilton, Marriott, Hyatt and IHG Hotels & Resorts are all signaling in various ways a need to compete in more affordably priced territory."

December 12, 2023
Choice Hotels officially goes hostile in Wyndham takeover attempt
Cameron Sperance
THE POINTS GUY

"A Choice-Wyndham marriage makes sense as far as offering a compelling low-cost juggernaut against Marriott, Hilton and IHG."

November 7, 2023
WH/CHH: Bidder sees path forward, offer not deemed best and final
Jonathan Spitzer
CTFN

"The buyer sees a path to completion — despite the target's stated antitrust concerns and value arguments — and believes it has the tools to achieve a deal."

"Choice has a variety of tools at its disposal, it is understood, including not only a proxy fight but also a possible exchange offer. Despite an outpouring of public opposition from a large industry group, on which CTFN has reported, shareholders and franchisees have expressed views that are generally supportive of a combination."

"Choice has argued that not only is the market for franchisee business already competitive, with multiple offerings from existing players, but there is already new competition from higher-end, better-capitalized entities: Hilton, Marriott and IHG. These parties have moved down market specifically in an attempt to capture customers for their rewards programs sooner."

October 18, 2023
Wyndham suitor is unprepared to check in just yet
Jonathan Guilford
BREAKINGVIEWS

"Combining the two companies makes strategic sense: both focus on the mid-tier to discount hotel segments, where occupancy rates were less brutally hit by the pandemic than more upscale peers. Each also serves similar types of franchisees and can unite to cut costs and possibly lift revenue."

October 17, 2023
Wyndham rejects Choice Hotels' $7.8 billion takeover bid
Priyamvada C and Shivansh Tiwary
REUTERS

"Choice is no stranger to mergers and acquisitions."

"A merger of the two companies would also position the combined company to compete against much larger lodging rivals Marriott and Hilton, which cater more to higher-end travelers."

Questions About the Combination?

Note: Permission to use quoted material neither sought nor obtained.



Additional Materials

Press Releases

January 22, 2024
Choice Hotels Proposes a Full Slate of Independent, Highly Qualified Individuals for Election at the 2024 Annual Meeting of Wyndham Hotels & Resorts
Download

January 17, 2024
Choice Hotels International Celebrates Year of Accelerating Growth
Download

January 10, 2024
Choice Hotels Sets the Record Straight on Path to Regulatory Approval of Combination with Wyndham Hotels & Resorts
Download

Questions About the Combination?

December 20, 2023

Wyndham Hotels & Resorts' Latest Release Shows How Divergent Their Board's Interests Are from Their Shareholders'; Their Arguments Seek to Undermine the Value-Creating Possibility of M&A

Download

December 13, 2023

Choice Hotels Completes Radisson Hotels Americas Integration Just 16 Months After Acquisition

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December 12, 2023

Choice Hotels Launches Exchange Offer to Acquire All Outstanding Shares of Wyndham Hotels & Resorts

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October 25, 2023

Choice Hotels Calls on Wyndham Hotels & Resorts to Engage in Discussions

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October 17, 2023

Choice Hotels Proposes to Acquire Wyndham Hotels & Resorts for $90.00 per Share in Cash-and-Stock Transaction

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Letters

December 12, 2023

Letter to Franchisees from Pat Pacious

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October 31, 2023

Letter to Franchisees from Pat Pacious

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Investor Presentations

January 10, 2024

Antitrust Investor Presentation

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December 12, 2023

Exchange Offer Launch Investor Presentation

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October 17, 2023

Choice Hotels Investor Presentation

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Infographics

January 22, 2024

Nominations Infographic

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January 17, 2024

Net Unit Growth Infographic

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Questions About the Combination?

January 10, 2024
Antitrust Infographic
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December 12, 2023
Exchange Offer Launch Infographic
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October 17, 2023
Choice Hotels Infographic
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Q3 2023 Earnings

November 7, 2023
Q3 2023 Earnings Presentation
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November 7, 2023
Q3 2023 Earnings Press Release
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SEC Filings

SEC Filings
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